SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

[redacted]

08001265

12 March 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 March 2008 which we released to The Stock Exchange of Hong Kong Limited on 11 March 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy

Tracy Kong
Assistant Company Secretary

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

Encl

3/17

c.c. J P Morgan
- Mr King Ho

E:\tracy\S'La Asia\Nanchang\Ann\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN NANCHANG CITY, JIANGXI PROVINCE, PRC

On 10 March 2008, a consortium formed between KPCL and SACL won a bid at an open bidding to acquire the land use rights of the Project Site in Nanchang City, Jiangxi Province, PRC. Accordingly, on 10 March 2008, KPCL and SACL entered into the Confirmation Agreement with Nanchang City Land Resources Bureau (南昌市國土資源局) confirming the winning of the bid for the Project Site.

Following the successful bidding of the Project Site, KPL will procure KPCL and SA will procure SACL to establish the JVCO for the acquisition, holding and development of the Project Site and enter into the Shareholders' Agreement and the Articles of Association in connection with the establishment of the JVCO and the development of the Project Site.

KHL is the controlling shareholder of each of KPL and SA. SA is an associate of KHL and therefore a connected person of KPL. KPL is an associate of KHL and therefore a connected person of SA. Accordingly, the entering into of the Transactions constitutes connected transactions for both KPL and SA under the Listing Rules.

As the maximum contribution of the KPL Group to the JVCO exceeds 2.5% of the total assets and market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders. KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee and the KPL Independent Shareholders in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

As the maximum contribution of the SA Group to the JVCO exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of SA, the Transactions are only subject to the announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules. Details of the Transactions are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of SA in accordance with rule 14A.45 of the Listing Rules.

INTRODUCTION

The KPL Board and the SA Board jointly announce that on 10 March 2008, a consortium formed between KPCL and SACL won a bid at an open bidding to acquire the land use rights of the Project Site in Nanchang City, Jiangxi Province, PRC. Accordingly, on 10 March 2008, KPCL and SACL entered into the Confirmation Agreement with Nanchang City Land Resources Bureau (南昌市國土資源局) confirming the winning of the bid for the Project Site.

THE CONFIRMATION AGREEMENT

Date: 10 March 2008

Vendor: Nanchang City Land Resources Bureau (南昌市國土資源局)

Purchaser: KPCL and SACL

Project Site: The Project Site is situated at the Central District of Honggutan, Nanchang City, Jiangxi Province, PRC (中國江西省南昌市紅谷灘中心區). The Project Site has a gross area of approximately 47,740 sq.m. and is designated for uses as hotels, offices, commercial and high-end apartments. The term for the grant of the land use rights of the Project Site is 40 years for commercial use and 70 years for residential use.

Consideration: The Consideration for the acquisition of the Project Site is approximately RMB258 million (approximately HK$283 million and approximately US$36 million) and will be settled in cash. An initial payment of approximately HK$161 million (approximately RMB147 million and approximately US$21 million) has been paid and the balance of the Consideration shall be payable in accordance with the land contract.

ESTABLISHMENT OF JOINT VENTURE

Following the successful bidding of the Project Site, KPL will procure KPCL and SA will procure SACL to establish the JVCO for the acquisition, holding and development of the Project Site and enter into the Shareholders' Agreement and the Articles of Association in connection with the establishment of the JVCO and the development of the Project Site. The principal terms of the Shareholders' Agreement and the Articles of Association to be entered into between KPCL and SACL will be as follows:-

Name of the JVCO: 嘉里置業(南昌)有限公司 (Kerry Real Estate (Nanchang) Co., Ltd.)

Parties to the JVCO: KPCL and SACL

Registered Capital:	The amount of the registered capital will be equal to the Consideration or such amount to be agreed between KPCL and SACL, which will be contributed by KPCL and SACL in the proportions of 80% and 20% respectively.
Maximum Total Investment Amount:	The maximum total investment amount shall be approximately RMB2,200 million (approximately HK$2,409 million and approximately US$310 million).
Scope of Business:	Real estate development, operation, sale, leasing, property management and hotel development, operation and management.
Funding and provision of securities:	The sources and terms of future funding requirements of the JVCO shall be determined by the board of directors of the JVCO from time to time. If any funding by banks, financial institutions or other third parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such form of financial assistance (including, without limitation, the provision of collateral or security for the benefit of the JVCO and/or the provision of several corporate guarantees and indemnities by the JV Parties) on a pro rata and several basis based on its equity interest in the JVCO as such lender(s) and the JV Parties may agree. If shareholders' funding is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such funding on a pro rata and several basis in accordance with its equity interest in the JVCO.

In the event that any respective funding to be provided by KPCL and SACL to the JVCO is in the form of shareholders' loans, such shareholders' loans:-

(a) shall be non-revolving (unless the shareholders of the JVCO agree otherwise);

(b) shall only be repaid subject to, *inter alia*, any restrictions imposed by banks or financial institutions which have extended loans or facilities to the JVCO;

(c) shall only be repaid to the shareholders of the JVCO on a pro rata basis in accordance with their then respective equity interests in the JVCO (as the case may be); and

(d) where such shareholders' loans are interest-bearing, interest may be charged at such prevailing rate(s) as the shareholders of the JVCO shall agree.

Conditions precedent:	The establishment of the JVCO and the performance of the Shareholders' Agreement and the Articles of Association are conditional upon:- (a) approval by the KPL Independent Shareholders in respect of the Transactions and compliance by KPL with the Listing Rules; and (b) all necessary approvals from the relevant PRC authorities for the establishment of the JVCO having been obtained.
Termination of Joint Venture:	(a) In the event that KPL is not able to obtain approval from the KPL Independent Shareholders in respect of the Transactions or the special general meeting to be convened by KPL approving the same is not held on or before 30 June 2008 or such later date as the JV Parties shall agree, KPL may either (i) itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO; or (ii) introduce an independent third party to acquire the interest held by SA or its Affiliates in the JVCO, and reimburse to SA any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Site or the establishment of the JVCO to acquire the Project Site. (b) If all necessary approvals, consents, authorisation and licences required under the Shareholders' Agreement and the Articles of Association are not obtained within 18 months from the signing thereof or such later date as the JV Parties shall agree, any JV Party may terminate the arrangement in relation to the JVCO by notice in writing to the other JV Party. Upon termination, KPL shall itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO and reimburse to SA any payment made or expenses incurred in connection with the acquisition of the Project Site or the establishment of the JVCO. KPL and SA will comply with the requirements of the Listing Rules if (a) or (b) above happens.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Based on the maximum total investment amount in the JVCO of approximately RMB2,200 million (approximately HK$2,409 million and approximately US$310 million), the maximum contributions of the KPL Group and the SA Group to the JVCO are expected to be approximately RMB1,760 million (approximately HK$1,927 million and approximately US$248 million) and approximately RMB440 million (approximately HK$482 million and approximately US$62 million) respectively.

The Consideration has been arrived at following a successful bid by a consortium formed between KPCL and SACL at an open bidding after taking into account the location and the potential value of the Project Site. It is currently expected that the funding required by KPL for making the maximum contribution to the JVCO will be sourced by KPL from its internal cash reserves and/or external bank borrowings. KPL is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the KPL Group. It is currently expected that the funding requirement for making the maximum contribution to the JVCO will be sourced by SA from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the SA Group.

REASONS FOR THE TRANSACTIONS

The KPL Directors as well as the SA Directors believe that the joint acquisition of the Project Site will enable both the KPL Group and the SA Group to participate in the development of a piece of prime land in Nanchang City, Jiangxi Province, PRC. The Project Site is capable of being developed into a mixed development comprising hotels, offices, commercial and high-end apartments. With the combined experience, standing and expertise of the JV Parties in commercial, hotel and residential projects, the development of the Project Site is expected to enhance the value of the respective shareholders of KPL and SA and to provide recurrent income for the KPL Group as well as the SA Group.

In connection with the development and project management of the Project Site, it is expected that the KPL Group will provide certain on-going project development, construction management and project consultancy services to the JVCO during the period of construction of the Project Site at a fee of not more than 2% of the total construction costs. Besides, it is currently contemplated by the JV Parties that a hotel will be built on the Project Site. In connection with the operation and management of such hotel, it is expected that the SA Group will provide certain on-going hotel management services during the period of operation of such hotel. In this connection, KPL and SA will comply with the relevant requirements under the Listing Rules.

INFORMATION ABOUT KPL AND SA

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

The SA Group is principally engaged in the ownership and operation of hotel and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

IMPLICATIONS UNDER THE LISTING RULES

KHL is the controlling shareholder of each of KPL and SA. SA is an associate of KHL and therefore a connected person of KPL. KPL is an associate of KHL and therefore a connected person of SA.

Accordingly, the entering into of the Transactions constitutes connected transactions for both KPL and SA under the Listing Rules. As the maximum contribution by the KPL Group to the JVCO exceeds 2.5% of the total assets and market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders. Pursuant to the Listing Rules, the following persons shall abstain from voting on the resolutions approving the Transactions at the special general meeting to be convened by KPL:

(a) KHL and Shang Holdings and their respective associates; and

(b) Mr. Ang Keng Lam (a common director of KPL and KHL who holds an interest in KPL) and his associates.

Apart from the above persons, no other person shall abstain from voting on the resolutions approving the Transactions at the special general meeting to be convened by KPL.

An independent board committee of KPL will be established by the KPL Board to consider the Transactions and to advise the KPL Independent Shareholders. An independent financial adviser will be appointed by KPL to make recommendations to the independent board committee of KPL and the KPL Independent Shareholders in relation to the Transactions.

KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee and the KPL Independent Shareholders in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The KPL Directors (other than the independent non-executive KPL Directors) believe that the terms of the Transactions are on normal commercial terms, fair and reasonable and in the interests of the KPL Shareholders as a whole. The independent non-executive KPL Directors would not be able to form the view whether the terms of the Transactions are fair and reasonable and in the interests of the KPL Shareholders as a whole unless and until they have discussed with the independent financial adviser and reviewed its letter of advice.

As the maximum contribution by the SA Group to the JVCO exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of SA, the Transactions are only subject to the announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules. Details of the Transactions are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of SA in accordance with rule 14A.45 of the Listing Rules. The SA Directors (including the independent non-executive SA Directors) believe that the terms of the Transactions are on normal commercial terms, fair and reasonable and in the interests of the SA Shareholders as a whole.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, Chan Wai Ming, William, Qian Shaohua, William Winship Flanz#, Ku Moon Lun#, Lau Ling Fai, Herald# and Tse Kai Chi@ and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Timothy David Dattels#, Wong Kai Man# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive Director*
@ *Non-executive Director*
# *Independent non-executive Director*

DEFINITIONS

"Affiliate(s)"	in relation to any JV Party, any subsidiary or holding company of that JV Party or subsidiary of any such holding company, in each case from time to time;
"Articles of Association"	the articles of association of the JVCO;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Confirmation Agreement"	the agreement dated 10 March 2008 and entered into by KPCL and SACL with Nanchang City Land Resources Bureau (南昌市國土資源局) confirming the winning of the bid for the Project Site;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consideration"	the consideration for the acquisition of the Project Site, being approximately RMB258 million (approximately HK$283 million and approximately US$36 million);
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"JV Parties"	collectively, KPL and SA and the expression "JV Party" shall mean any one of them;

"JVCO"	a wholly foreign-owned enterprise to be established by KPCL and SACL in Nanchang City, Jiangxi Province, PRC for the purpose of acquiring, holding and developing the Project Site;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL to be convened to consider and, if thought fit, approve the Transactions;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China;
"Project Site"	a plot of land no. JDG0806, Lot B-7 located at the Central District of Honggutan, Nanchang City, Jiangxi Province, PRC (中國江西省南昌市紅谷灘中心區之第 JDG0806 號 B-7 地塊) with a gross area of approximately 47,740 sq.m.;
"RMB"	Renminbi, the lawful currency of PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;

"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;
"Shang Holdings"	Shang Holdings Limited, a company incorporated in Samoa, which is an indirect wholly-owned subsidiary of SA;
"Shareholders' Agreement"	the shareholders' agreement to be entered into between KPCL and SACL in relation to the establishment of the JVCO;
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the establishment of the JVCO and the entering into of the Shareholders' Agreement and the Articles of Association between KPCL and SACL and the transactions contemplated thereunder;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ and US$ at the rate of RMB0.91308 = HK$1 and RMB7.108= US$1 and amounts denominated in HK$ have been converted into US$ at the rate of HK$7.78 = US$1 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 11 March 2008

* *For identification purposes only*

END